1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sean Graber

Associate

215.963.5598

sgraber@morganlewis.com

October 26, 2012

FILED AS EDGAR CORRESPONDENCE

Mr. Brion Thompson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                               New Covenant Funds 485(a) Filing (File Nos. 333-64981 and 811-09025)

Dear Mr. Thompson:

On behalf of our client, New Covenant Funds (the “Trust”), this letter responds to the comments you provided via telephone on October 11, 2012, regarding the Trust’s post-effective amendment No. 18, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 20, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on August 29, 2012 pursuant to Rule 485(a) under the 1933 Act (the “Amendment”).  Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.                                      Comment.                                       In the New Covenant Growth Fund’s principal investment strategies, please state the Fund’s policy, if any, with respect to the maturity of its fixed income investments.

Response.                                         The Fund does not have a maturity policy. Accordingly, the following sentence has been added to the Fund’s principal investment strategies:

There are no restrictions on the Fund’s average portfolio maturity or on the maturity of any specific security.

2.                                      Comment.                                       The New Covenant Balanced Income Fund’s investment objective is “to produce current income and long-term growth of capital.” Please consider removing “Income” from the Fund’s name; alternatively, consider modifying the Fund’s investment objective by deleting the reference to long-term growth of capital or adding a statement identifying current income as the Fund’s primary objective, and long-term growth of capital as the secondary objective.

Response.                                         The Trust believes that the Fund’s name and fundamental investment objective are appropriate given the Fund’s principal investment strategies. The Fund will generally invest the majority of its net assets in shares of the New Covenant Income Fund, which has an investment objective of “a high level of current income with preservation of capital.” However, the Fund also invests between 25% and 50% of its net assets in shares of the New Covenant Growth Fund, which has an investment objective of “long-term capital appreciation.” Although the Fund’s investments are generally weighted toward the New Covenant Income Fund, the Fund’s balanced approach seeks to produce both current income and capital growth. Accordingly, the Trust respectfully declines to change the Fund’s name or fundamental investment objective.

Comments on the Statement of Additional Information

3.                                      Comment.                                       Under “The Portfolio Managers” heading in “The Adviser and Sub-Advisers” section, please specify whether a Baillie Gifford Overseas Ltd portfolio manager’s bonus is based on pre- or after-tax investment performance, as per Item 20(b) of Form N-1A.

Response.                                         The section has been revised as follows (emphasis added):

Investment performance is measured without regard to the impact of taxes over at least three years and is based on performance targets that are set and reviewed annually by the Chief of Investment Staff.

4.                                      Comment.                                       Under “The Portfolio Managers” heading in “The Adviser and Sub-Advisers” section, please specify whether the incentive fees that Tocqueville Asset Management LP pays to James Hunt are based on pre- or after-tax performance and identify any benchmark used to measure the performance, as per Item 20(b) of Form N-1A.

Response.                                         The performance is measured against a high water mark tied to a dollar value, as opposed to a benchmark, but the section has been revised as follows (emphasis added):

For certain accounts managed by Mr. Hunt, a portion of the fees paid to TAM may be linked to pre-tax performance. For these particular accounts, TAM will receive an incentive fee in addition to the standard advisory fee if the pre-tax performance of the account raises the value of the account above a predetermined threshold.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
Sean Graber